Filed Pursuant to Rule (424)(b)(3)
PROSPECTUS SUPPLEMENT NO. 14	Registration No. 333-257930
(to Prospectus dated July 14, 2022)

ASTRA SPACE, INC.

Primary Offering Of

15,333,303 Shares of Class A Common Stock

Secondary Offering of

189,026,575 Shares of Class A Common Stock

This prospectus supplement amends and supplements the prospectus dated July 14, 2022 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (No. 333-257930). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 13, 2022 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement also relate to the offer and sale, from time to time, by the selling securityholders named in this prospectus (the “Selling Securityholders”), or any of their permitted transferees, of (i) up to an aggregate of 20,000,000 shares of our Class A common stock that were issued to certain investors (collectively, the “PIPE Investors”) in a private placement in connection with the closing of the Business Combination (as defined herein); (ii) 7,500,000 shares of Class A common stock issued to the Sponsor prior to Holicity’s initial public offering and registered for sale by the Selling Securityholders; (iii) up to an aggregate of 92,277,793 shares of Class A common stock that were issued to certain affiliates of Astra (collectively, the “Astra Affiliates”) pursuant to the Business Combination Agreement (as defined herein); (iv) up to an aggregate 56,239,188 shares of Class A common stock issuable upon conversion (on a one-for-one basis) of shares of our Class B common stock, par value $0.0001 per share (“Class B Common Stock”) held by certain Selling Securityholders and (v) up to an aggregate of 7,676,261 shares of our Class A common stock issued in connection with our acquisition of Apollo Fusion, Inc. (“Apollo Fusion”), which closed on July 1, 2021 comprised of (x) 2,558,744 shares of our Class A common stock (the “Initial Apollo Shares”) issued to certain of the Selling Securityholders on July 1, 2021, in connection with our merger with Apollo Fusion, Inc. (“Apollo Fusion”) and (y) 5,117,517 additional shares of our Class A common stock (the “Additional Apollo Shares”) which may be issued to certain of the Selling Securityholders assuming (a) the achievement of all remaining performance milestones set forth in the Apollo Fusion Merger Agreement (as defined herein), (b) we elect to pay all future milestone consideration in shares of our Class A common stock as required by the terms the Apollo Fusion Merger Agreement, and (c) the per share price used to calculate the number of shares of our Class A common stock to be issued is $11.7243, which is the same per share price used to calculate the number of Initial Shares issued to the Selling Securityholders. The Additional Shares have not been earned and are not currently outstanding. The actual number of Additional Shares issued to the selling stockholders could be materially greater or less than 5,117,517 shares of Class A common stock depending whether and to what extent the future performance milestones are met and/or the actual average closing price of our Class A common stock at the time such milestones are achieved. The Prospectus and this prospectus supplement also cover any additional securities that may become issuable by reason of share splits, share dividends or other similar transactions.

Our Class A common stock is listed on Nasdaq under the symbol “ASTR”. On October 12, 2022, the closing price of our Class A common stock was $0.5329 per share.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Investing in our securities involves risks that are described in the “Risk Factors” section beginning on page 13 of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 13, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 13, 2022

Astra Space, Inc.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-39426	85-1270303
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1900 Skyhawk Street
Alameda, California		94501
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: (866) 278-7217

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	ASTR	NASDAQ Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01 Other Events.

On October 13, 2022, Astra Space, Inc. (“Astra”) announced that it has reached an agreement with Astroscale Holdings Inc to supply its Astra Spacecraft Engine™. A copy of our press release is attached hereto as Exhibit 99.1.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

99.1	Press release issued by Astra Space, Inc. on October 13, 2022

104	Cover Page Interactive Data File (embedded with the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: October 13, 2022	Astra Space, Inc.

	By:	/s/ Chris Kemp
	Name:	Chris Kemp
	Title:	Chief Executive Officer

Exhibit 99.1

Astra announces Spacecraft Engine Contract with Astroscale

Astra propulsion systems to be used in Astroscale’s space sustainability spacecraft platform

ALAMEDA, CA – October 13, 2022. Astra Space, Inc. (“Astra”) (Nasdaq: ASTR) today announced that it has reached an agreement with Astroscale Holdings Inc (“Astroscale”), the market leader in satellite servicing and long-term orbital sustainability across all orbits, to provide Astra Spacecraft Engines™ for its space sustainability spacecraft platform, ELSA-M, that can safely and responsibly capture and retire multiple client satellites in a single mission.

The ELSA-M satellite servicer will be designed and optimised to remove multiple pieces of debris from LEO in a single orbital mission. The development of the ELSA-M commercial service is supported by the UK Space Agency and European Space Agency as part of the ESA Sunrise program.

“The Astra Spacecraft Engine’s flight heritage, reliability, and scalability were critical factors in selecting Astra as we prepare our ELSA-M platform for important customer missions, and we look forward to continue building a strong relationship with Mike and his team.” said Ian Vanoorschot, Astroscale’s Global Head of Procurement.

“Astra and Astroscale share common values in making space sustainable,” said Mike Cassidy, Vice President of Product Management. “This agreement expands our customer base to Europe, where we see growing demand in Spacecraft Engine capability.”

# # #

About Astra

Astra’s mission is to improve life on Earth from space® by creating a healthier and more connected planet. Today, Astra offers one of the lowest cost-per-launch dedicated orbital launch services of any operational launch provider in the world, and one of the industry’s first flight-proven electric propulsion systems for satellites, Astra Spacecraft EngineTM. Astra delivered its first commercial launch to low Earth orbit in 2021, making it the fastest company in history to reach this milestone, just five years after it was founded in 2016. Astra (NASDAQ: ASTR) was the first space launch company to be publicly traded on Nasdaq. Visit astra.com to learn more about Astra.

About Astroscale

Astroscale is the first private company with a vision to secure the safe and sustainable development of space for the benefit of future generations, and the leading company dedicated to on-orbit servicing across all orbits.

Founded in 2013, Astroscale is developing innovative and scalable solutions across the spectrum of on-orbit servicing, including life extension, in situ space situational awareness, end-of-life, and active debris removal, to create sustainable space systems and mitigate the growing and hazardous build-up of debris in space. Astroscale is also defining business cases and working with government and commercial stakeholders to develop norms, regulations, and incentives for the responsible use of space.

Headquartered in Japan, Astroscale has an international presence with subsidiaries in the United Kingdom, the United States, Israel, and Singapore.

Astroscale Ltd., the U.K. and European subsidiary of Astroscale Holdings Inc. (“Astroscale”), has been defining the business case for debris removal services since 2017, leading the Mission Operations and commercialisation of the companies End-of-Life services, including developing the ELSA-d Mission Operations, the ELSA-M multi-client service and the Astroscale Docking Plate. The team has rapidly grown to over 100 employees, with new offices and satellite manufacturing facilities within the Zeus building complex located on Harwell Science and Innovation Campus, Space Cluster, Oxfordshire, UK.

Astroscale is a rapidly expanding venture company, working to advance safe and sustainable growth in space and solve a growing environmental concern.

Find out more at www.astroscale.com

Astra Media Contact:

press@astra.com

Astra Investor Contact:

investors@astra.com